

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 15, 2015

<u>Via E-mail</u>
Ms. Martha Fusco
Interim Chief Financial Officer and
  Vice President, Finance and Corporate Controller
Kennametal, Inc.
1600 Technology Way
P.O. Box 231
Latrobe, Pennsylvania   15650

      **Re: Kennametal, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2014
           Filed August 13, 2014
           File No. 001-05318**

Dear Ms. Fusco:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Martin James

                Martin James
                Senior Assistant Chief Accountant